UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

(Amended Current report filing)

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 30, 2015 (June 30, 2015)

Riverview Financial Corporation

(Exact name of registrant as specified in its charter)

Pennsylvania	333-201017	38-3917371
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3901 North Front Street, Harrisburg, Pennsylvania	17110
(Address of principal executive offices)	(Zip Code)

(717) 957-2196

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

CURRENT REPORT ON FORM 8-K

Item 5.02	Departure of Directors or Certain Officers

Effective June 30, 2015, in connection with a mutually agreed reorganization of the management structure of Riverview Financial Corporation (the “Corporation” or “Riverview”), Robert M. Garst stepped down as Chief Executive Officer and as a Director of the Corporation, and Kirk D. Fox, currently President, was appointed as Chief Executive Officer in Mr. Garst’s place. In connection with the reorganization, Brett D. Fulk, currently Chief Operating Officer, was appointed President of the Corporation. Riverview anticipates that Mr. Fulk will also be appointed as a director of the Corporation to fill the vacancy created by Mr. Garst’s departure. Mr. Garst’s separation from the Corporation is amicable, and he will continue his service to the Corporation as a director emeritus.

In connection with Mr. Garst’s departure, the Corporation and Mr. Garst entered into a separation agreement providing him with benefits that are materially consistent with those required to be paid to him under his existing Employment Agreement, dated January 24, 2012, in connection with a termination of employment without cause. The separation benefits include, but are not limited to, payment of approximately three years of salary, payable in equal installments over a 24 month period, the ability to retain all stock options (subject to their vesting terms, which are not accelerated) and transfer to him of his company car. Mr. Garst remains subject to the restrictive covenants included in his prior employment agreement. The Severance Agreement is attached hereto as Exhibit 99.1.

Mr. Fox’s employment continues to be governed by an Employment Agreement entered into between Mr. Fox and the Corporation on January 24, 2012, as amended. Mr. Fox, 48, was President of Riverview Financial Corporation and Riverview Bank since 2009. From August 2004 to December, 2008, Mr. Fox was an Executive Vice President of HNB Bancorp, Inc. and Chief Lending Officer of Halifax National Bank. Prior to that, Mr. Fox was Vice President and Commercial Loan Officer for Community Bank, where he worked since 1988. He formerly served as a director of HNB Bancorp, Inc. and Halifax National Bank since 2007. Mr. Fox has been a director of the Corporation since 2009. The Corporation believes that Mr. Fox’s qualifications to sit on the Board of Directors include his extensive banking knowledge and his experience, leadership skills and familiarity with the communities served by the Bank.

Mr. Fulk’s employment continues to be governed by an Employment Agreement entered into between Mr. Fulk and the Corporation on January 4, 2012, as amended. Mr. Fulk, 46, has been the Chief Operations Officer of Riverview Financial Corporation and Riverview Bank since he joined the Corporation and bank in July 2011. From November 2007 to June 2011, Mr. Fulk served as a Managing Director of Commercial Services, Pennsylvania division, Regional Executive, and Region President for Susquehanna Bank. From 1990 to 2007, Mr. Fulk served in the capacity of Region President in both the Northcentral PA and York Regions for CommunityBanks (which was acquired by Susquehanna Bank). The Corporation believes that Mr. Fulk’s qualifications to sit on its Board of Directors include his extensive banking knowledge and his experience, leadership skills and familiarity with the communities served by the Bank.

Item 7.01	Regulation FD; Item 8.01 Other Events

In addition to the reorganization of the Corporation’s officers described under Item 5.02, Riverview determined to undertake certain other restructuring measures.

First, Riverview repaid two Federal Home Loan Bank facilities, in the principal amount of $5.0 million, incurring a one-time prepayment expense of $237,835, which will impact second quarter 2015 results of operations. These loans were scheduled to mature on April 9, 2018, and carried a 2.90% fixed rate of interest. The loans were paid off with funds from a combination of cash on hand and short term borrowings, significantly reducing the Corporation’s cost of funds associated with those loans.

Also, as a result of Riverview’s analysis of its current branch office network, market share penetration, and office profitability results, Riverview has determined to close its Good Hope, Cumberland County retail branch banking office, with closure planned for late August, 2015. This closure will result in a one time, extraordinary expense for 2015 totaling an estimated $410,000, $207,000 of which is anticipated to be incurred in the second quarter of 2015.

In October, 2014, Riverview announced the planned acquisition of The Citizens National Bank of Meyersdale (“CNB”). All applications for required regulatory approvals for the acquisition of CNB by Riverview were previously filed, and CNB’s shareholders approved the merger at a special meeting held in April, 2015. As part of the regulatory approval process, the Corporation received recommendations from its regulators as to improvements that should be made to the Corporation’s information technology infrastructure and procedures. Thus, Riverview has agreed to make these improvements, and the improvements will be included in the Corporation’ restructuring measures. One of those measures included the hiring of Robert C. Peregoy to fill a newly created Chief Information Officer position.

When all initiatives are fully phased in, the foregoing restructuring and operating efficiency initiatives are projected to produce approximately $870,000 in annual cost savings, or $0.25 per share on an after tax basis, both on actual shares outstanding and on a fully diluted basis using shares outstanding as of March 31, 2015. These savings are broken down as follows: $128,000 annually for the debt refinance, $212,000 annually from the closure of the Good Hope office and $530,000 from employee related salary and benefits reductions.

In light of Riverview’s significant management and operations restructuring, discussed above, and at the request of its federal regulators, Riverview will withdraw its previously filed applications with the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve and the Pennsylvania Department of Banking. Riverview anticipates that it will resubmit applications for approval of the merger with its regulators in the third quarter of 2015, enabling it to demonstrate the results of the restructurings described in this Form 8-K. Management believes consummation of the pending merger with CNB, following the resubmission and approval of the revised merger application, is most likely to occur during the fourth quarter of 2015, consistent with the terms and timelines contained in the definitive merger agreement.

Riverview’s press release addressing the items set forth in this Current Report on Form 8-K is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Certain of the matters discussed in this Current Report on Form 8-K, including matters discussed above, may constitute forward-looking statements for purposes of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. The words “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” and similar expressions are intended to identify such forward-looking statements.

The Company’s actual results may differ materially from the results anticipated in these forward-looking statements due to a variety of factors, including, without limitation, failure to achieve anticipated cost savings; incurring of additional costs due to delays in receipt of regulatory approvals for the acquisition of Citizens National and the diversion of management’s attention away from running the Bank; acquisitions and integration of previously acquired businesses may not be accomplished on the timeline envisioned by management, may take more time and resources than planned and may not achieve originally anticipated cost savings and synergies; the effects of future economic conditions on the Company and the Bank’s customers; additional legislative and regulatory requirements; the impact of governmental monetary and fiscal policies; the effect of changes in accounting policies and practices, as may be adopted by the regulatory agencies, as well as the Financial Accounting Standards Board and other accounting standard setters; the risks of changes in interest rates on the level and composition of deposits, loan demand, and the values of loan collateral, securities and interest rate protection agreements, as well as interest rate risks; the effects of competition from other commercial banks, thrifts, mortgage banking firms, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money market and other mutual funds and other financial institutions operating in the Company’s market area and elsewhere, including institutions operating locally, regionally, nationally and internationally, together with such competitors offering banking products and services by mail, telephone, computer and the Internet; technological changes; the failure of assumptions underlying the establishment of reserves for loan and lease losses and estimations of values of collateral and various financial assets and liabilities; and volatilities in the securities market. All written or oral forward-looking statements attributable to the Company are expressly qualified in their entirety by these cautionary statements. The Company does not undertake any obligation to update forward looking statements.

Riverview, CNB and their respective officers and directors may be deemed to be participants in the solicitation of proxies from CNB’s shareholders with respect to the transactions contemplated by the merger agreement.

Additional Information and Where to Find It: Riverview filed a Registration Statement on Form S-4 with the SEC in connection with the merger, which includes a Proxy Statement/Prospectus that was distributed to shareholders of CNB. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. The Registration Statement and the Proxy Statement/Prospectus contain important information about Riverview, CNB, the merger, the persons soliciting proxies relating to the merger and their interests in the merger, and other related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Riverview by directing a request to Theresa Wasko at 200 Front Street, PO Box B, Marysville, Pa 17053 or from CNB by directing a request to Timothy Walters at 135 Center Street, Meyersdale 15552.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Riverview files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information at the SEC public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Riverview’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

Item 9.01	Financial Statements and Exhibits

(d)	99.1 Severance Agreement
99.2 Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K/A to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERVIEW FINANCIAL CORPORATION
(Registrant)

Dated: June 30, 2015	/s/ Kirk D. Fox
Kirk D. Fox
CEO

EXHIBIT INDEX

Exhibit Number	Description

99.1	Severance Agreement

99.2	Press Release